PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398
Christopher Tinen P. 858.720.6320 christopher.tinen@procopio.com
DEL MAR HEIGHTS Las Vegas ORANGE COUNTY PHOENIX SAN DIEGO SILICON VALLEY

July 31, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Cara Wirth
Lilyana Peyser

Re:	My Racehorse CA LLC
Offering Statement on Form 1-A
Post-qualification Amendment No. 13
Filed July 15, 2020
File No. 024-10896

Ladies and Gentlemen:

On behalf of our client, My Racehorse CA LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 22, 2020, relating to the Company’s Post-Qualification Amendment No. 13 to Offering Statement on Form 1-A (File No. 024-10896) filed with the Commission on July 15, 2020 (“Post-Qualification Amendment No. 13”). We are concurrently filing via EDGAR this letter and the Company’s Post-Qualification Amendment No. 14 to Offering Statement on Form 1-A (File No. 024-10896) (“Post-Qualification Amendment No. 14”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to Post-Qualification Amendment No. 13 filed on July 15, 2020), or as otherwise specifically indicated, all page references herein correspond to the page of Post-Qualification Amendment No. 14.

Securities and Exchange Commission

July 31, 2020

Post Qualification Offering Circular, Amendment No. 13

General

1.	We note your current report on Form 1-U, stating that Annahilate, the 2017 Colt that was the underlying asset for Series Two Trail Sioux 17, suffered a career ending injury and will need to be retired from racing. As a result, we note that you intend to terminate and wind-up Series Two Trail Sioux 17. Please revise your offering circular to include this information.

In response to the Staff’s comment, the Company has included the requested information regarding Annahilate that was previously disclosed on Form 1-U that was filed with the Commission on July 15, 2020, into Post-Qualification Amendment No. 14.

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Please direct any questions regarding the Company’s responses or Post-Qualification Amendment No. 14 to the Offering Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:           Michael Behrens, My Racehorse CA LLC